

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> **Re:**   **Alion Science and Technology Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 6, 2014**
> **File No. 333-193932**

Dear Mr. Boyle:

We have reviewed your response letter and the above-referenced filing, and have the following comment.

<u>General</u>

1.   We note your response to prior comment 5 and the additional information conveyed to me during my telephone call on May 8, 2014 with David Cole and Laurie Green of Holland & Knight and Jeffrey Bagner of Fried Frank. Notwithstanding ASOF's intention to contractually limit the circumstances pursuant to which it would exercise its right under Section 5.01(t) of the Refinancing Support Agreement to terminate its obligations thereunder, and regardless of the high unlikelihood that such circumstances would arise, we are unable to agree that financing is not uncertain. We will consider a material change to have occurred in the information currently disclosed in the Exchange Offer when such uncertainty is eliminated. We will deem the uncertainty to be eliminated following waiver, satisfaction or deletion of the condition in Section 5.01(t). Please confirm that five business days will remain in the Exchange Offer following disclosure of such change.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3444 with any questions regarding the above comment.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Laurie Green (*via E-mail*)
       David Cole (*via E-mail*)
       Holland & Knight